Mail Stop 3010

June 25, 2009

<u>VIA U.S. MAIL AND FAX (713) 866-6981</u>

Mr. Joe D. Shafer
Chief Accounting Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
PO Box 924133
Houston, TX 77292-4133

> **Re:** **Weingarten Realty Investors**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-09876**

Dear Mr. Shafer:

　　We have completed our review of your Form 10-K and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Daniel L. Gordon
　　　　　　　　　　　　　　　　Branch Chief